[LOGO]    COMPANHIA BRASILEIRA DE DISTRIBUICAO
          Grupo Pao de Acucar

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For additional information please contact:

Ricardo Florence dos Santos                       Rosemary Otero
Companhia Brasileira de Distribuicao              Edelman Financial
(55-11) 886-0421                                  (212) 704-4486
ricflore@paodeacucar.com.br                       rosemary_otero@edelman.com


                   Companhia Brasileira de Distribuicao (CBD)
                      Announces May 1999 Net Sales Figures

               o    May 1999 all stores sales grew 36.8% compared to May 1998
               o    Same store sales increased 4.8%
               o Number of clients grew 65.1% compared to May 1998, whereas floor space increased 40.6% in the same period


Sao Paulo, Brazil, June 17, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited May 1999 net sales figures. The information discussed below represents net sales variations of CBD all stores and same store formats.

Total net sales for May 1999 increased 36.8% to R$452.4 million compared to the same period of 1998. Sales in constant currency (indexed by IGP-DI) demonstrated a 26.5% growth during May 1999.

Same store net sales in May 1999 grew 4.8% compared to May 1998.

Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)
                                      ------------------------------------------
                                         Nominal Currency     Constant Currency
                                          Corporate Law      (Indexed by IGP-DI)
                                      --------------------- --------------------
                                               May                  May
----------------------------------------------------------- --------------------
                                         All       Same       All        Same
----------------------------------------------------------- --------------------
Pao de Acucar                           21.4%     12.9%      12.2%        4.3%
Barateiro                                  -      32.6%         -        22.6%
Extra                                   53.7%      1.8%      42.0%       -5.9%
Eletro                                  -1.1%    -29.1%      -8.6%      -34.5%
----------------------------------------------------------- --------------------
CBD                                     36.8%      4.8%      26.5%       -3.1%
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Factors which contributed to these results were:

o Improved performance of supermarket operations as a result of renovated Barateiro and Pao de Acucar stores. Same store sales from the Barateiro division presented a nominal increase of 32.6%, reflecting the performance of the 22 Pao de Acucar stores converted into Barateiro supermarkets. Barateiro stores acquired in June 1998 will be included in same store sales concept as of June 1999.

                                    - more -


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o   Customer base increase of 65.1% compared to May 1998, reflecting the
    Company's commitment to satisfy customers' needs, strengthened by the hiring of 150 "Pao de Acucar Researchers" aimed at informing customers of best-buy purchases.

o Improvement of Extra division performance compared to April 1999, reflecting Mother's Day promotions.

As a result of lower interest rates in the Brazilian economy in May 1999, there was a slight change in form of payments composition compared to the first quarter of 1999. There continues to be a trend toward maintaining credit card sales. However, installment sales increased from 3.2% in April 1999 to 4.4% in May 1999.

           ----------------------------------------------------------
           Form of Payment          3Q98     4Q98     1Q99     May
           ----------------------------------------------------------
           Cash                     51.8%    53.8%    56.2%  54.9%
           Credit                   48.2%    46.2%    43.8%  45.1%
              Credit Card           22.1%    21.5%    22.9%  23.0%
              Food Voucher           7.5%     7.3%     7.2%   7.4%
              Post-dated Checks     12.8%    11.9%    10.5%  10.3%
              Installments           5.8%     5.5%     3.2%   4.4%
           ----------------------------------------------------------

Companhia Brasileira de Distribuicao operates a total of 321 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.


                       http: //www.gruppaodeacucar.com.br


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